PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the nine months ended March 31, 2010

NOTE TO READER

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2009 and 2008, and the Company’s unaudited interim consolidated financial statements and notes for the nine months ended March 31, 2010.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results. These are not a guarantee of future performance, since actual results will change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A has been prepared based on information known to management as of May 31, 2010.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented natural resource exploration company focused primarily on the acquisition exploration and development of mineral rights in Mexico and Canada, and light crude oil projects in Canada. The Company is concentrating on identifying early stage mineral and/or oil or natural gas properties that have potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

On November 1, 2008, the Company signed a Joint Venture Agreement to participate for the exploration, exploitation and production of oil and natural gas located in Central Alberta – see “Exploration review”.

EXPLORATION REVIEW

HIGHLIGHTS

•

Portal entered into the Bigwave Joint Venture Agreement to participate for a 22% interest in the exploration, exploitation and production of oil and natural gas from lands located in central Alberta.

•

Portal entered the Manito Joint Venture Agreement to participate as to a 33.3% interest for the exploration, exploitation and production of oil and natural gas resources in central Alberta.

OIL AND GAS JOINT VENTURES

Bigwave Joint Venture

On November 1, 2008 Portal signed the Bigwave Joint Venture Agreement to participate for a 15% interest in the exploration, exploitation and production of petroleum and natural gas from lands located in central Alberta. In December of 2008 the Agreement was modified to allow Portal to participate up to a 20% interest. During the quarter ended September 30, 2009 the Company increased its interest in the Joint Venture to 22%.

Within the area of interest, the Company has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations.

On January 5, 2009, the Company signed an agreement, the “Participation Agreement”, with certain other partners in the Bigwave Joint Venture. Portal agreed to pay 100% of Portal’s cost per Drill Spacing Unit to earn a 100% interest until pay-out and then, after pay-out, to drop to a 70% interest per Drill Spacing Unit.

During the quarter ended December 31, 2009, the Company completed drilling the first horizontal well operated by partner Bigwave Exploration Inc. of Calgary, Alberta. The Bigwave Joint Venture now controls 10,720 acres of land covering a source oil sand-shale sequence with several potential reservoirs (Bakken Formation type).

On April 22, 2010 (see subsequent events) the Company announced that it has agreed to purchase a 6.6% “after pay-out” working interest (the “Interest)  in the Company’s Bigwave Oil and Gas Joint Venture (the “Joint Venture”) for a total of $5,000 in cash and 500,000 common shares in the capital of the Company.

The Participation Agreement was previously announced by the Company on April 14, 2009. The Agreement currently requires the Company to assign 30% of its 22% working interest in the Joint Venture (net 6.6%) to certain other participants in the Joint Venture after the Company recovers all if its invested capital from its share of oil and gas production revenue (after pay-out). On the closing of the purchase of the interest, the Participation Agreement will be terminated and Portal will hold a 22% working interest in the Joint Venture. The Company’s obligation to complete the purchase of the Interest is subject to the satisfaction of certain normal conditions precedent, including the completion of due diligence and receipts of any required approval from the TSX Venture Exchange.

Manito Joint Venture

On March 9th, 2009 Portal signed the Manito Joint Venture Agreement to participate in a 33.3% interest for the exploration, exploitation and production of petroleum and natural gas resources in central Alberta.

Portal has agreed to pay a 5.5% Gross Over Riding Royalty (GORR) on all products produced from certain geological formations.

The Manito Joint Venture has acquired one section of land to date through the Alberta Crown Sale.

Oil and Gas Exploration Expenditures

	Bigwave	Manito	Total

Total as at June 30, 2008 (audited)	$ -	$ -	$ -
Crown Lease	120,229	-	120,229
Lease costs	21,276	18,000	39,276
Drilling (well costs)	196,044	-	196,044
Geological and engineering	5,888	-	5,888
Total expenditures	343,437	18,000	361,437
Total as at June 30, 2009 (audited)	$ 343,437	$ 18,000	$ 361,437
Crown Lease	12,023	-	12,023
Lease costs	11,272	-	11,272
Drilling (well costs)	58,526	-	58,526
Geological and engineering	589	-	589
Total expenditures	82,410	-	82,410
Total as at March 31, 2010 (unaudited)	$ 425,847	$ 18,000	$ 443,847

MINERAL PROPERTY EXPENDITURES

During the nine months ended March 31, 2010, the Company did not own any mineral properties and did not capitalize any mineral property expenditures (2009 - $207,868).The Company wrote off all its mineral properties in fiscal year ending June 30, 2009. A breakdown of carrying values by property and significant expenditures by category is as follows:

	Arroyo Verde (Argentina)	San Rafael (Argentina)	La Pampa Uranium (Argentina)	Tiger Uranium (Argentina)	Slick Rock Uranium (USA)	Golden Snow, Fish and CPG (USA)	Total

Total as at June 30, 2007 (audited)	3,839,209	1,477,757	171,636	61,239	133,518	-	5,683,359

Land acquisition & holding costs	108,687	(27,301)	11,523	-	16,873	-	109,782

Environment	3,611	206	4,778	1,894	21,907	-	32,396
Geology	155,866	101,517	415,886	6,416	62,353	-	742,038
Geophysics	6,164	26,985	104	-	-	-	33,253
Surface geochemistry	4,654	297	4,806	-	9,848	-	19,605
Drilling	3,636	499	-	-	123,831	-	127,966
Total expenditures	282,618	102,203	437,097	8,310	234,812	-	1,065,040
Property write offs	-	(1,414,474)	-	-	(368,330)	-	(1,782,804)
						-
Total as at June 30, 2008 (audited)	$ 4,121,827	$ 165,486	$ 608,733	$ 69,549	$ -	$ -	$ 4,965,595

Land acquisition & holding costs	53,853	2,087	37,481	-	-	30,677	124,098
Environment	123	-	-	-	-	-	123
Geology	26,034	15,342	32,958	22,934	4,215	4,136	105,619
Geophysics	-	-	-	-	-	-	-
Surface geochemistry	-	852	171	-	-	193	1,216
Drilling	-	-	-	-	-	-	-
Total expenditures	80,010	18,281	70,610	22,934	4,215	35,006	231,056
Gain (loss) on sale of properties	(99,127)	-	-	-	-	(41,104)	(140,231)
Property write-offs	(4,102,710)	(183,767)	(679,343)	(92,483)	(4,215)	6,098	(5,056,420)

Total as at June 30, 2009 (audited)	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Total expenditures	-	-	-	-	-	-	-
Property write-offs	-	-	-	-	-	-	-

Total as at March 31, 2010	$ -	$ -	$ -	$ -	$ -	$ -	$ -

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	March 31, 2010	December 31 2009	September 30 2009	June 30 2009
		$	$	$

Interest Income	611	872	3,765	10,447
General & Administration (excluding property write-offs)	341,477	247,986	247,302	242,751
Property write-offs on sale of subsidiary	-	-	-	58,194
Net loss	340,866	247,114	243,537	152,802
Net loss per share	0.01	0.01	0.01	0.01

	Three Months Ended
	March 31, 2009	December 31 2008	September 30 2008	June 30 2008
			$	$

Interest Income	12,567	17,436	24,968	33,617
General & Administration (excluding property write-offs)	250,248	330,398	551,177	396,004
Property write-offs	5,134,856	163	3,438	1,782,804
Net loss	5,372,537	313,125	529,647	2,145,191
Net loss per share	0.18	0.01	0.02	0.07

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the nine months ended March 31, 2010 and 2009.

For the three months ended March 31, 2010 the Company incurred a net loss of $340,865 ($0.01 per share) compared to a net loss of $5,372,537 ($0.18 per share) for the three months ended March 31, 2009. The decrease of $5,031,672 in the net loss for the period from 2009 to 2010 is primarily due to: (a)  the write-off of unproven mineral rights in the three months ending March 31, 2009 of $5,134,856 due to the sale of the Argentinean subsidiary; (b) a decrease in consulting and management fees of  $29,553 due to the cessation of operations in Argentina; (c) a decrease of salaries and benefits of $24,676 due to the cessation of operations in Argentina; (d) a decrease of accounting and audit fees of $15,466 due to the sale of the Argentinean subsidiary; and (e) a decrease in travel expenses of$ 15,230 due to the reduction of trips to Argentina; offset by an increase in project investigation expenses of $72,654; the increase of unrealized  losses on marketable securities of $39,941; an increase in investor relation expenses of $23,909 and  a decrease in the  gain on sale of equipment of $18,466.

Expenses

General and administrative costs were $301,535 for the three months ended March 31, 2010, an increase of $32,821 as compared to $268,714 for the same period in the prior year.  The six largest expense items for this fiscal period, which account for 80% (2009 – 63%) of total general and administrative expenditures are: project investigation of $74,503 (2009 - $1,849), salaries and benefits of $69,675 (2009 - $94,351), office and miscellaneous expenses of $34,071 (2009 – $33,502), investor relations expense of $28,235 (2009 – $4,326), rent of $21,083 (2009 – 26,548) and stock based compensation expense of $14,475 (2009 – $7,578). The increase in project investigation expenses is due to the Company’s increased efforts to find new opportunities, the decrease in salaries and benefits is the result of the decrease in the number of salaried employees, as well as the sale of the Argentinean subsidiary. The decrease in office and miscellaneous expenses is the result of the sale of the Argentinean subsidiary. The increase in investor relations expenses is due to an increase of trade show attendances and the promotion of a private placement. The decrease in rent is due to the recovery of rent due to the sub-lease of office space to other companies. The increase in stock based compensation expense is due to the vesting of officers’, consultants’ and employees’ stock options.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED MARCH 31, 2010 AND 2009

For the nine months ended March 31, 2010 the Company incurred a net loss of $831,516 ($0.03 per share) compared to a net loss of $6,215,309 ($0.21 per share) for the nine months ended March 31, 2009. The decrease in the net loss for the period from 2009 to 2010 of $5,383,793 is primarily due to: (a) the write-off of unproven mineral rights in the same period in the prior year of $5,138,457 due to the sale of the Argentinean subsidiary; (b) a decrease in salaries and benefits of $319,348 due to a reduction of salaried staff and a compensation package paid to the former CEO of the Company in August 2008; (c) a decrease in investor relations expenses of $63,685 due to a reduced number of trade show attendances and a decrease in the cost of the Annual General Meeting material; (d) a decrease in travel expenses of $47,611 due to the reduction of trips to Argentina; and (e) a decrease of consulting and management fees of $42,032 due to the sale of the Argentinean subsidiary; offset by an increase in project investigation expenses of $115,564 due to the Company’s increased efforts to find new opportunities; an increase of stock based compensation of $77,650 due to the vesting of officers’, consultants’ and employees’ stock options; a decrease of interest income of $49,723 due to the decrease in the interest rates and lower cash amounts invested and a decrease of foreign exchange gain of  $33,261 due to the revaluation of the Canadian dollar.

Expenses

General and administrative costs were $817,126 for the nine months ended March 31, 2010, a decrease of $334,295 as compared to $1,151,421 for the same period in the prior year.  The six largest expense items for this fiscal period, which account for 79% (2009 – 74%) of total general and administrative expenditures were: project investigation of $172,002 (2009 - $56,438),salaries and benefits of $166,298 (2009 - $485,646), stock based compensation expense of $95,439 (2009 – $17,789), office and miscellaneous expenses of $84,813 (2009 – $113,639), rent of $69,397 (2009 – 66,776) and investor relations expense of $53,584 (2009 – $117,269). The increase in project investigation expenses is due to the Company’s increased efforts in finding new opportunities, the decrease in salaries and benefits is the result of the decrease in the number of salaried employees and a compensation package paid to the former CEO of the Company in August 2008, the increase in stock based compensation expense is due to the vesting of officers’, consultants’ and employees’ stock options. The decrease in office and miscellaneous expenses is the result of the sale of the Argentinean subsidiary. The increase in rent is a result of a decrease in the recovery charge for rent to related parties which moved out of the space. The decrease in investor relation expenses is due to a reduced number of trade show attendances and the decrease in the cost of the Annual General Meeting material.

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2009	2008	2007

Interest Income	$ 65,418	$ 161,429	$ 106,674
Net income (loss)	(6,366,236)	(3,288,433)	(1,877,224)
Basic and diluted EPS	(0.21)	(0.11)	(0.09)
Total assets	1,965,990	8,319,819	7,007,477
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash and short term investments of $540,584 and working capital of $685,431 as of March 31, 2010 (June 30, 2009: $1,504,528 and $1,493,622 respectively).  The decrease in working capital is primarily due to expenditures on oil and gas properties of $10,374 and the funding of operating activities of $705,287.

The Company has sufficient cash to meet its on-going obligations as they become due and will modify budgeted exploration activities as necessary to ensure it continues to meet its on-going obligations.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at March 31, 2010, the Company’s share capital was $14,760,161 representing 29,651,539 common shares (June 30, 2009 - $14,760,161 representing 29,651,539 common shares).

As at March 31, 2010, contributed surplus totaled $900,590 (June 30, 2009 - $805,151).  During the nine months ended March 31, 2010, the Company recognized $95,439 (2009 - $17,789) in compensation expense for share purchase options that vested during the period.

Stock options outstanding as at March 31, 2010 are as follows:

Number	Exercise Price	Expiry Date
150,000	$0.86	14-Apr-10
75,000	$0.70	20-Jan-11
766,400	$0.52	5-Dec-11
835,000	$0.20	7-Oct-13
1,037,200	$0.12	9-Jun-14
620,000	$0.15	17-Jan-15
200,000	$0.26	6-Mar-15
3,683,600

At March 31, 2010 the Company had 3,683,600 (June 30, 2009 – 3,688,600) outstanding stock options with a weighted average exercise price of $0.28. If the remaining outstanding options were exercised, the Company’s available cash would increase by $1,016,492.

As the date of the MD&A there were 29,651,539 common shares issued and outstanding and there would be 33,335,139 common shares on a fully diluted basis.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future on terms that are considered favourable by management.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended March 31, 2010

a)

$5,774 (2009 - $5,036) was charged to a public company with a director in common with the Company for rent.  As at March 31, 2010, $Nil (June 30, 2009 - $Nil) was receivable from this public company.

b)

$4,725 (2009 - $17,257) was charged to a private company with certain directors in common with the Company for administrative fees. As at March 31, 2010, $4,725 (June 30, 2009 - $Nil) was receivable from this private company.

c)

$1,050 (2009 - $1,589l) was charged to a private company with a director in common with the Company for rent.  As at March 31, 2010, $Nil (June 30, 2009 - $Nil) was receivable from this private company.

d)

the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $8,657 (2009 - $8,043) for fees and expenses. As at March 31, 2010, the Company owed this company an aggregate of $908 (June 30, 2009 - $788).

e)

the Company Incurred director fees of $20,833 (2009 - $13,000) to five directors.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at May 31, 2010 the Company had the following items issued and outstanding (see also “Subsequent Events”):

•

29,651,539 common shares

•

3,683,600 common stock options with a weighted average exercise price of $0.28 expiring at various dates until March 6, 2015.

Commitments and Contingencies

The Company has obligations under an operating lease for its corporate office that is in effect until February 28, 2013.  The remaining future minimum lease payments for the non-cancellable lease are:  2010 - $21,615; 2011 - $90,709; 2012 - $94,961; and 2013 - $65,197.

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover mineralization, oil and gas reserves or acquire mineral or oil and gas properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals, metals and/or oil and gas is volatile and cannot be controlled. There is no assurance that the Company’s mineral exploration, oil and gas exploration and development activities will be successful. The development of mineral resources and oil and gas properties involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral and oil and gas resources in Mexico and Canada are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining or oil and gas project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration and oil and gas property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Mexico and Canada and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results.

OUTLOOK

Portal has planned exploration programs for the oil and gas project in Central Alberta and it is continuing to review other mineral exploration projects for acquisition.

The recently opened office in Hermosillo, Sonora, Mexico, brings together the core corporate functions and management personnel released after the takeover of Nevada Pacific Gold by US Gold in late 2007. When combined with the directors of the Company this group has the collective experience and success of acquiring, developing and producing from three different open pit gold mines in Mexico over the last 17 years. Portal intends to leverage this knowledge and the business relationships built to acquire a portfolio of quality exploration projects.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom. Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Forward looking statements included or incorporated by reference in this document include statements with respect to:

•

The Company’s progress, potential and uncertainties of its oil and gas drilling program in central Alberta.

•

The Company’s expectations regarding the ability to find new projects by its recently opened office in Mexico.

•

Expectations regarding the ability to raise capital to continue its exploration and project search programs.

•

The Company’s future adoption of IFRS; and,

•

Plans to complete a financing.

INTERNAL CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Changes in Internal Control Over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected or are reasonable likely to materially affect the Company’s ICFR.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”) such as the Company.

The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a June 30 year-end, the first unaudited interim financial statements under IFRS will be the quarter ending September 30, 2011, with comparative financial information for the quarter ended September 30, 2010. The first audited annual financial statements will be for the year ending June 30, 2012, with comparative financial information for the year ended June 30, 2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the July 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the September 30, 2011 unaudited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantify areas relating to IFRS that could materially affect the Company. During the fiscal 2010, the Company will continue to evaluate the impact of IFRS on the Company, The actual conversion work will occur in 2010 and 2011, in anticipation of the preparation of the July 1, 2010 balance sheet that will be required for comparative purposes for all periods ending in fiscal 2012.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, marketable securities, short-term investments, amounts receivable, accounts payables and accrued liabilities approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company may acquire property interests in foreign jurisdictions that may make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents or short-term investments. The Company’s amount receivable consists primarily of recovered rent and office expense, and tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $1,000.

SUBSEQUENT EVENTS

On April 22, 2010 the Company announced that it has agreed to purchase a 6.6% “after pay-out” working interest (the “Interest)  in the Company’s Bigwave Oil and Gas Joint Venture (the “Joint Venture”) for a total of $5,000 in cash and 500,000 common shares in the capital of the Company.

The Participation Agreement was previously announced by the Company on April 14, 2009. The Agreement currently requires the Company to assign 30% of its 22% working interest in the Joint Venture (net 6.6%) to certain other participants in the Joint Venture after the Company recovers all if its invested capital from its share of oil and gas production revenue (after pay-out). On the closing of the purchase of the interest, the Participation Agreement will be terminated and Portal will hold a 22% working interest in the Joint Venture. The Company’s obligation to complete the purchase of the Interest is subject to the satisfaction of certain normal conditions precedent, including the completion of due diligence and receipts of any required approval from the TSX Venture Exchange.

On May 13, 2010, the Company announced it has decided not to proceed with a $1 million non-brokered private placement announced on January 26, 2010.

Subsequent to the end of the quarter the Company closed its office in Hermosillo, Sonora state, Mexico.

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